Mail Stop 3-9								January 19, 2005

M. Lee Hulsebus
Miracor Diagnostics, Inc.
9191 Towne Center Drive, Suite 400
San Diego, CA 92122

Re:	Miracor Diagnostics, Inc.
	Registration Statement on Form S-3
      Filed December 21, 2004
	File Number 333-121487
	All documents incorporated by reference

Dear Hulsebus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please respond to comments not relating to the transaction within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period regardless of whether you proceed with your transaction.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please provide us with an analysis supporting your use of Form
S-3
to register the resale of common stock by the selling stockholders.
We note that General Instruction I.B.3. to Form S-3 states that you may register the resale of securities on Form S-3 if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. The OTC Bulletin Board on which your common stock trades is neither a national securities exchange nor an automated quotation system of a national securities association. Therefore, it appears to us that you may not be eligible to register the resale of the shares of common stock on Form
S-3. Please provide us with your analysis or amend the registration statement on an appropriate form.

2. Throughout the prospectus, you state that you will file prospectus supplements to add, update or change information in the prospectus.
Note that any fundamental changes must be reflected in post-effective amendments. Please revise throughout.

Prospectus Cover Page

3. Please more prominently highlight in bold or otherwise the reference the risk factors section.

4. Please remove the three paragraphs following the cross-reference to the Risk Factors. If you want to include this disclosure in the prospectus, consider placing it in another section of the prospectus after the Risk Factors. Likewise, delete the third paragraph under
"About This Prospectus," on page 5, and consider placing it after the
Risk Factors, if you chose to retain it.

Risk Factors, page 6

5. Please delete the last two sentences of the first paragraph below the Risk Factors heading and ensure all material risks are described in the prospectus.

6. You should describe the risks to investors in the titles of each of your risk factors. For example, titles which state only that you are subject to regulation, or that you have an accumulated deficit do not highlight or summarize the risks to investors. Please consider amending your risk factors to disclose the risk to investors in the titles and in the first few sentences of each of the risk factors.

7. Most of your risk factors are generic, in that they could apply to any company generally, or in the medical services business.
Please
expand the risk factors to highlight and explain conditions, circumstances, historical events and risks that apply specifically to your company.

8. In several of your risk factors you state that if the risks described come to fruition, your business, financial condition and results of operations will suffer. Please expand these risk factors to describe more specifically how your business, financial condition and operating results will be adversely affected if these risks do in fact come to fruition.

9. Where you lay out bullet points highlighting specific risk factors, please elaborate on any problems you have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.

10. We note that the risk factors contained in this section are identical to those contained in your report on Form 10-KSB for the period ended December 31, 2003. Please revise those risk factors as well as those in the registration statement consistent with our comments.

11. Please add a risk factor which describes the risks to investors because your common stock is a penny stock within the meaning of
Section 15(g) of the Exchange Act.

We have an accumulated deficit..., page 6

12. Please expand this risk factor to highlight your net losses for the year ended December 31, 2003 and the nine-month period ended
September 30, 2004, as well as your working capital deficit as of September 30, 2004.

We expect to need additional capital to expand our operations, page 6

13. You state that you will need capital to upgrade and maintain your equipment and expand your business. Please state how much you plan to spend for these purposes over the next 12 months and whether or not you currently have sufficient assets to accomplish your plans during that period.

We would like to acquire..., page 7

14. Please expand this risk factor to discuss the risks related to the integration of acquired entities or businesses and the risk that acquisitions may distract management from current operations, which could adversely affect the company`s operating results and stock price.

Our operations are subject to extensive government regulations..., page 7

15. Please expand this risk factor to better describe the risks you face regarding government regulation and the harm or damage you would suffer if the risks came to fruition.

We are in an intensely competitive business..., page 7

16. Please name the companies which are your most direct competitors and describe the risk that you may not compete with those companies effectively.

The health care industry is subject to..., page 7

17. Please disclose any problems you have encountered or anticipate concerning reimbursement from third-party payors. Also, disclose and quantify any trends in reimbursement patterns which have negatively affected your revenue.


Various laws..., page 7

18. If you currently engage in fee-splitting with physicians, or any of the other practices you mention, so state.

19. State whether or not any of your current business practices would be forbidden or otherwise have to be significantly changed if pending legislation in the jurisdictions in which you operate becomes law.

Our stock is volatile..., page 8

20. Please disclose high and low prices for your common stock reported on the Bulletin Board over the last twelve months.

21. State that spreads on the Bulletin Board are generally higher than on the NASDAQ or the national stock exchanges and the risk this poses to investors.

22. We note the bullet list. For each of the factors you mention that poses a material risk to investors in and of itself, create a separate risk factor.

We have anti-takeover provisions..., page 8

23. Please describe briefly the provisions of your articles and bylaws that may make the acquisition of control of your company more difficult.

Description of Securities, page 11

24. State the number record holders of each class of securities you had as of the most recent practicable date.

Preferred Stock..., page 12

25. Describe in more detail the preferences your Series A
Preferred
Stock has.  For example, does it pay a dividend?  How often?
Explain
the scope of each of the liquidation preference, anti-dilution provisions and voting rights.

Warrants, page 12

26. Please disclose when the five year exercise period commenced.
Also, please state what type of securities you will issue when the warrants are exercised, and state the number of securities that will be issued upon the exercise of each of the warrants.

27. Please state whether the company has any other obligations under the Swartz agreement.


Stock Options, page 13

28. Please state the weighted average exercise price of the outstanding options.

Selling Security Holders, page 13

29. Please identify the person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.

Signatures, page 24

30. Please have your chief accounting officer sign the registration statement.

Form 10-KSB

Business, page 1

31. Currently, your business section consists mainly of a summary of your acquisition strategy and does explain your business itself. You should expand the disclosure significantly to describe the services you provide and the markets you service. You should explain more specifically what services you offer, to whom, how you generate revenue, how your business model works, etc. You should discuss your industry, competition, regulation, challenges, etc. Do you own or lease the equipment used in your offices? We may have further comments upon reviewing the disclosure you will provide in response to this comment.

32. Please consider adding disclosure of revenues generated to include the following:
a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Disclose your policy for collecting co-payments.
c. Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Overview and History, page 1

33. Where you discuss your acquisition strategy, quantify the amount of capital available for acquisition from each respective funding source, including credit facilities, cash on hand, etc.

Acquisitions and Start-Ups, page 6

34. For each acquisition completed within the last three years, state the amount and form of consideration you used to pay for the acquired business. Also, describe briefly what facilities the acquired business had when you acquired it.

Legal Proceedings, page 7

35. We note the settlement agreement you entered with Zelch.
Please
disclose the terms of this settlement agreement.

36. Please explain briefly the underlying factual allegations in the
Foldvary litigation. Also, state what relief Mr. Foldvary is seeking and at what point the in litigation process the case is currently.

MD&A, page 8

37. Please revise your MD&A overview so that there is more focus on current trends affecting your operating results, financial condition and liquidity. In a release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61 (January 22,
2002).
Accordingly, the MD&A overview should be a more focused discussion that highlights the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points. We may have further comments on your revisions. This comment also applies to future filings which contain MD&A.

38. Where you compare the results of operations from one period to another, you should more specifically reference the factors that contributed to the change from period to period. For example, rather than merely stating that revenue increased overall because you opened new centers but decreased at existing locations, explain the costs associated with opening the new centers, discuss revenue results at the new centers and explain why revenue decreased at existing centers. Throughout the disclosure on pages 10 and 11, revise the discussions of the various line items of your financial statements to better explain the reasons for the changes from period to period. Also, identify any known trends. This comment also applies to future filings which contain MD&A.
39. Please ensure that your disclosures related to your plan of operation for the next twelve months meet the requirements of Item 303 of Regulation S-B. For example, consider adding a disclosure regarding any expected significant changes in the number of employees, centers, expenses, funding requirements, etc.
Critical Accounting Policies, page 9
40. We note you identified certain accounting policies as critical but we were unable to locate disclosure for all critical accounting policies. Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
41. Please expand your disclosures regarding accounts receivable to include the following disclosures:
a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.
b. Quantify and disclose the reasonably possible effects that a change in estimates of contractual adjustments of unsettled amounts from third-party payors as of the latest balance sheet could have on financial position and operations.
c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Patient, Medicare and Medicaid, Managed
Care, Commercial, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
d. State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:
1. The threshold amount and age for account balance write-offs;
2. Whether or not and to what extent you use specific identification for account write-offs;
3. Whether or not and to what extent your write-off process is automated or manual; and
4. Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Results of Operations, page 10
42. Please revise your disclosures to discuss the reason for the significant increase in interest expense recorded in 2003.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, F-7
43. We note your disclosure of negative amortization in 2003. Please tell us which asset or liability this amount relates to and explain to us why the accounting is appropriate. Please cite the specific applicable authoritative literature to support your accounting.
(1) Summary of Significant Accounting Policies
44. Please disclose your consolidation policy.
45. Please disclose your accounting policy for stock-based compensation.
(e) Revenue Recognition and Accounts Receivable, F-11
46. Please tell us and disclose the amount of bad debt expense for each period presented. Disclose your policy for establishing allowances for doubtful accounts. Specifically, disclose what factors and assumptions management uses in evaluating the collectibility of accounts receivable.
47. Please tell us and disclose if you provide care to patients who are financially unable to pay for services. If material, disclose how you account for services provided to these patients.
48. Please expand your accounting policy to disclose the factor that is the primary basis for determining your contractual payment terms or reimbursement rates. Disclose whether you are aware of any material claims, disputes, or unsettled matters with third-party payors.
(g) Goodwill, page F-11
49. Please expand your disclosures to clarify why centers are grouped by region as a reporting unit. For example, are centers aggregated because they have similar economic characteristics? Disclose the regions your centers are grouped into for impairment testing.
(2) Acquisitions and Start-ups, page F-13
50. We note that you recorded a significant amount of goodwill related to your 2002 acquisitions. Please tell us how you complied with paragraph 35 of SFAS 141 to allocate a portion of the purchase price to intangible assets apart from goodwill. Please refer to paragraph 39 of SFAS 141 and the examples in paragraph A14 of SFAS 141 for guidance.

Forms 10-QSB for June 30, 2004 and September 30, 2004
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(5) Goodwill
51. We note during the six months ended June 30, 2004 and the nine months ended September 30, 2004 that no events have occurred which caused you to change your assessment that goodwill is not impaired.
Please explain to us why your interim disclosure, "...based upon certain estimates and assumptions used in projecting the performance of the Company`s reporting units, there is an indication that at year-end the Company may have a reporting unit whose carrying value will exceed its fair value. This would result in a potential goodwill impairment of approximately $1,000,000 or more", is not an event or circumstance that gives rise to the need for an impairment test. Please explain to us why the carrying value will exceed its fair value at year-end but not at June 30, 2004 or September 30, 2004.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Todd Sherman at (202) 824-5358 or Donald Abbott at (202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.





      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	David Wagner, Esq.
	8400 East Prentice Avenue, Suite 1500
	Greenwood Village, CO 80111
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